SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

SCORPIUS HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share
(Title of Class of Securities)

42237K 409
(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o Scoripus Holdings, Inc.

627 Davis Drive

Morrisville, North Carolina 27560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 409	13D	Page 2 of 9 Pages

(1)	NAME OF REPORTING PERSON

Jeffrey Wolf
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,604,922
	(8)	SHARED VOTING POWER 21,256
	(9)	SOLE DISPOSITIVE POWER 6,604,922
	(10)	SHARED DISPOSITIVE POWER 21,256
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,636,178
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 42237K 409	13D	Page 3 of 9 Pages

(1)	NAME OF REPORTING PERSON

Orion Holdings V, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,025
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,025
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 11,025
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 42237K 409	13D	Page 4 of 9 Pages

(1)	NAME OF REPORTING PERSON

Seed-One Holdings VI, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,231
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,231
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,231
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 42237K 409	13D	Page 5 of 9 Pages

(1)	NAME OF REPORTING PERSON

Elusys Holdings Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0(1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.0%
(14)	TYPE OF REPORTING PERSON CO

(1)	Elusys Holdings, Inc. is the holder of a 1% convertible note (the “Note”) in the principal amount of $2,250,000 with a maturity date of September 1, 2025. The Note converts into shares of common stock of Scorpius Holdings, Inc. at the option of the holder, at a conversion price of $0.11, only if stockholder approval of the issuance of such shares of common stock issuable upon conversion of the Note is obtained prior to the maturity date and any required approval of the NYSE American of such share issuance is obtained.

CUSIP No. 42237K 409	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 11 (this “Amendment No. 11”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), Amendment No. 1 to the Original 13D, dated February 9, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated April 27, 2017 (“Amendment No. 3”), Amendment No. 4 to the Original 13 D, dated January 2, 2020 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated January 4, 2021 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated December 13, 2021 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated December 30, 2022 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated August 21, 2023 (“Amendment No. 8”), Amendment No. 9, dated December 11, 2023 (“Amendment No. 9”), and Amendment No. 10, dated May 13, 2024 (“Amendment No. 9”), previously filed by the Reporting Persons (as defined below), as applicable. Mr. Wolf, Orion, Seed-One, and Elusys Holdings Inc. (“Elusys Holdings”) are collectively referred to as the “Reporting Persons.” Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7., Amendment No. 8, Amendment No. 9 or Amendment No. 10. The class of equity securities to which this Amendment No. 11 relates is the Common Stock, of Scorpius Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 627 Davis Drive, Morrisville, North Carolina 27560.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 16, 2024, Mr. Wolf purchased 2,500,000 units (the “Units”) in the public offering consummated by the Company on such date (the “May 2024 Offering”) upon the same terms as the other investors in the May 2024 Offering for a purchase price of $0.10 per Unit. Each Unit consisted of (i) one share of the Company’s Common Stock and (ii) one warrant (the “Common Warrants”) to purchase one share of Common Stock at an exercise price of $0.12 per share (120% of the offering price per Unit). The Common Warrants are immediately exercisable for one share of Common Stock upon issuance for a period of five years following the date of issuance. The Units have no stand-alone rights and were not issued or certificated.

The exercise price of the Common Warrants and number of shares of Common Stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events. The Common Warrants may be exercised on a cashless basis if at the time of exercise thereof there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the Common Warrant Shares to the holder.

A holder the Common Warrants (together with its affiliates) may not exercise any portion of the Common Warrant to the extent that the holder would own more than 4.99% (or 9.99%, at the election of the holder) of the outstanding shares of common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s Common Warrants up to 9.99% of the number of the Company’s shares of common stock outstanding immediately after giving effect to the exercise.

CUSIP No. 42237K 409	13D	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows.

As of the date hereof, the aggregate number and percentage of shares of Common Stock deemed beneficially owned by the Reporting Persons (based on 36,031,964 shares of Common Stock outstanding as of May 9, 2024, and 60 days out for vesting of options, plus 29,820,000 shares of Common Stock issued on May 16, 2023 in connection with the May 2024 Offering), are as follows:

(a)	Common Shares deemed beneficially owned:	Percent of class of Common Shares:
	(i) Mr. Wolf:	9.6%
	(ii) Orion:	*%
	(iii) Seed-One:	*%
	(iv) Elusys Holdings	*%

 *less than 1%

(b)       Number of Common Shares as to which Mr. Wolf has:

(i)	Sole power to vote or to direct the vote: 6,604,922
(ii)	Shared power to vote or to direct the vote: 21,256
(iii)	Sole power to dispose or to direct the disposition of: 6,604,922
(iv)	Shared power to vote or to direct the disposition of: 21,256

Number of Common Shares as to which Orion has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 11,025
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to vote or to direct the disposition of: 11,025

Number of Common Shares as to which Seed-One has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 10,231
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to vote or to direct the disposition of: 10,231

Number of Common Shares as to which Elusys Holdings has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to vote or to direct the disposition of: 0

(c)        None of the Reporting Persons effected any transactions in Common Stock during the 60 days prior to the date hereof.

(d)       Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 2 and 4 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 42237K 409	13D	Page 8 of 9 Pages

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1:	Joint Filing Agreement, dated May 21, 2024

Exhibit 2:	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2024).

CUSIP No. 42237K 409	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2024

	By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

ELUSYS HOLDINGS INC.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer

 Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, is dated as of May 21, 2024, and is by and among Jeffrey Wolf, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), and Elusys Holdings Inc., a Delaware corporation (“Elusys Holdings,” and collectively with Mr. Wolf, Orion, and Seed-One, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.       Amendment No. 11 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of Scorpius Holdings, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.       Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf

ORION HOLDINGS V, LLC
By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

ELUSYS HOLDINGS INC.
By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer